SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2024
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: February 14, 2024

List of materials

Documents attached hereto:

i) Press release: Sony Announces Commencement of Preparations for Partial Spin-off of Financial Services Business following Receipt of Approval of Corporate Restructuring Plan based on Act on Strengthening Industrial Competitiveness

February 14, 2024
Sony Group Corporation

Sony Announces Commencement of Preparations for Partial Spin-off of Financial Services Business following Receipt of Approval of Corporate Restructuring Plan based on Act on Strengthening Industrial Competitiveness

As announced at the Corporate Strategy Meeting for FY2023 held on May 18, 2023, Sony Group Corporation (“Sony”) has been proceeding with the assessment of a partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary of Sony, which operates the Financial Services business.  On February 13, 2024, Sony obtained approval (the “Approval”) from the Minister of Economy, Trade and Industry of Japan regarding its Corporate Restructuring Plan for the Spin-off (the “Plan”) based on the Act on Strengthening Industrial Competitiveness of Japan (the “Act”).  In light of receipt of the Approval, Sony today decided to begin concrete preparations for the execution of the Spin-off and the listing of the shares of SFGI.

1.	Overview of the Plan and the Approval
Under the Plan, Sony plans to distribute slightly more than 80% of its shares of SFGI to Sony’s shareholders through dividends in kind as a result of the Spin-off, and to hold slightly less than 20% of shares of SFGI after the execution of the Spin-off.  In addition, in accordance with the provisions of the Act, through the execution of the Spin-off, Sony aims to improve the productivity and the soundness of financial conditions of the Sony Group’s businesses without the Financial Services business, and to carry out measures for growth in the entertainment businesses and the image sensor business, which are Sony’s focus areas.

As a result of the Approval, Sony is entitled to special treatments in respect of certain requirements under the Companies Act of Japan, such as the ability to execute the Spin-off only by a resolution of the Board of Directors of Sony, and Sony expects to utilize such special treatments.  Additionally, Sony and SFGI plan to proceed with preparations so that the Spin-off will satisfy the other requirements for tax-free treatment in Japan in addition to the Approval.  If such requirements are satisfied, Sony will not be subject to capital gains tax on dividends in kind of SFGI shares, and Sony’s shareholders will not be subject to taxation on such dividends, for Japanese tax purposes (Refer to Note 1).

2.	Expected Schedule of the Spin-off
Under the Plan, Sony plans to execute the Spin-off based on the following schedule (Refer to Note 2).

May 2025	Resolution of the Board of Directors of Sony for the execution of the Spin-off
October 2025	Execution of the Spin-off (effective date of the dividends in kind) Listing of shares of SFGI

3.	Outlook
The impact of the execution of the Spin-off on Sony’s consolidated results has not been determined at this time (Refer to Note 3).

(Note 1)
Toward the execution of the Spin-off, Sony will consider measures from the perspective of tax efficiency for its shareholders.  However, at this time, there is no guarantee that the Spin-off would satisfy the requirements for tax-free treatment in each country, including Japan, and Sony will continuously further consider these details.  Regarding the U.S., the Spin-off is expected to be a taxable transaction to U.S. holders of Sony’s common stock and American Depositary Receipts for U.S. federal income tax purposes because Sony plans to hold the remaining shares of SFGI continuously after the execution of the Spin-off.

(Note 2)
Items to be assessed for the execution of the Spin-off include the listing market(s) for the shares of SFGI (*), the necessary steps for dividends in kind in relation to the holders of Sony’s American Depositary Receipts, and the possibility of satisfying the requirements for tax-free treatment in some countries.  In addition, the execution and timing of the Spin-off are subject to approvals, certifications and/or permissions by the relevant stock exchange(s) and other relevant authorities regarding the steps that are ultimately selected after the assessment of these items.

(*)	Under the Plan, the shares of SFGI are planned to be listed on the Tokyo Stock Exchange.

(Note 3)
In connection with the Spin-off, Sony expects to primarily apply the following accounting treatments in its consolidated financial statements based on International Financial Reporting Standards (“IFRS”).

•
Prior to the execution of the Spin-off, the Financial Services business will be classified as a discontinued operation and presented separately from continuing operations, comprised of Sony’s businesses without the Financial Services business, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” (“IFRS 5”).  The specific timing for starting such separate presentation will be determined based on the requirements of IFRS 5, but has not been determined at this time.

•
Upon the execution of the Spin-off, Sony will apply accounting for the loss of control of the Financial Services business (“deconsolidation”) in accordance with IFRS 10 “Consolidated Financial Statements.”  In addition to the derecognition of assets and liabilities of the Financial Services business, such deconsolidation mainly includes: (1) reduction in equity by an amount equivalent to the fair value of the shares of SFGI that will be distributed as dividends in kind, and recording of any difference between the carrying amount and the fair value of such shares of SFGI in net income or loss of the discontinued operations; (2) reclassification of the balance of accumulated other comprehensive income at the time of deconsolidation, mainly related to debt instruments and insurance contract liabilities, recorded in the Financial Services business to net income or loss of the discontinued operations (this reclassification would not impact the amount of “Total equity” in Sony’s Consolidated Statements of Financial Position (for reference, total accumulated other comprehensive income recorded in the Financial Services business as of the end of December 2023 was a loss of approximately 1.3 trillion Japanese yen)); and (3) remeasurement at fair value of the shares of SFGI that Sony continues to hold, and recording of any difference between the carrying amount and the fair value of such shares of SFGI in net income or loss of the discontinued operations.

End of document

Note: This document does not constitute an offer of securities for sale, or an invitation or solicitation of an offer to buy securities. This document is intended to publicly announce that Sony has decided to begin preparations for an execution of a partial spin-off of the Financial Services business and is not intended to solicit investment or engage in other similar actions. Under the United States Securities Act of 1933, as amended, securities may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

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